# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CeriBell, Inc., CIK 0001861107
CUSIP: 15678C102
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002038244

## Reporting persons
- Josef Parvizi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 807,206; shared voting power 1,276,999; sole dispositive power 807,206; shared dispositive power 1,276,999; aggregate amount beneficially owned 2,084,205 (5.8% of the class)

## Item 1. Issuer
Name of issuer: CeriBell, Inc.
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing: Josef Parvizi
Address of principal business office or, if none, residence: The address for the reporting person is c/o CeriBell, Inc., 360 N. Pastoria Avenue, Sunnyvale, CA 94085.
Citizenship: The reporting person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4. The ownership information presented herein represents beneficial ownership of common stock (the "Common Stock") as of December 31, 2024, based upon 35,824,244 shares of Common Stock outstanding as of November 11, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024. The reporting person is the record holder of 807,206 shares of Common Stock. The reporting person may also be deemed to share beneficial ownership of 369,088 shares of Common Stock held by the ACP 2021 Trust of which he is a co-trustee and of 907,911 shares of Common Stock held by the Innovation ACP Trust of which he is a co-trustee.
Percent of class: 5.8
Sole power to vote or to direct the vote: 807,206
Shared power to vote or to direct the vote: 1,276,999
Sole power to dispose or to direct the disposition: 807,206
Shared power to dispose or to direct the disposition: 1,276,999

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Josef Parvizi: /s/ Josef Parvizi, Director (02/12/2025)